January 28, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E. Mail Stop 7010
Washington, D.C.  20549-7010
Attention:  Mark P. Shuman
     Legal Branch Chief

Re:          Perficient, Inc.
Registration Statement on Form S-3
Filed on November 28, 2007
File No. 333-147687

Ladies and Gentlemen:

I am writing on behalf of Perficient, Inc. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated December 17, 2007, with respect to the review of the Company’s Form S-3 initially filed with the Commission on November 28, 2007, File No. 333-147687 (“Registration Statement”).  For your convenience, the numbered paragraphs below restate the numbered paragraphs in the Staff’s letter to the Company, and the discussion set forth below each numbered paragraph is the Company’s response to the Staff’s comments.

We have filed through EDGAR Amendment No. 1 (“ Amendment No. 1”) to the Registration Statement.

Selling Stockholders, p. 10

1.     With respect to the shares to be offered for resale by legal entities, please disclose the individual or individuals who exercise the voting and dispositive powers.  See Interpretation I.60 of Telephone Interp. Manual (July 1997) and Interp. 4S of Reg. S-K section of 3/99 Supp. to Manual.

In response to the Staff’s comments, footnotes have been added to the selling stockholder table on pages 12-13, where appropriate, to disclose the individual or individuals who exercise voting and dispositive powers with respect to the shares to be offered for resale by stockholders that are legal entities.

Please direct any questions, comments or requests for additional information to the undersigned at (314) 529-3551 or to our legal counsel, J. Nixon Fox, III at (512) 542-8427.  Thank you for your courtesy and cooperation.

Very truly yours,

/s/ Paul E. Martin

Paul E. Martin
Chief Financial Officer
Perficient, Inc.